SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15579

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSA RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINE SAFETY APPLIANCES COMPANY

121 Gamma Drive

Pittsburgh, PA 15238

MSA Retirement Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MSA Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of MSA Retirement Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated October 7, 2005, we were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004 because, at the instruction of the plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 4 to those financial statements. The plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for benefits at December 31, 2004 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we are now able to express an opinion on the statement of net assets available for benefits at December 31, 2004.

In our opinion, the financial statements referred in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and changes in the net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 26, 2006

MSA RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31
	2005	2004
Investments, at fair value
Registered investment companies	$126,881	$115,028
Common/collective trust	38,549	40,316
MSA common stock fund	169	—
Participant loans	4	6

Net assets available for benefits	$165,603	$155,350

The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	For the year ended December 31
	2005	2004
Investment income:
Net appreciation in fair value of investments	$1,288	$8,868
Interest	1,418	1,472
Dividends	7,420	2,299
Participants’ contributions	7,170	6,768
Employer’s contributions	2,993	2,817

Total additions	20,289	22,224

Benefits paid to participants	10,010	6,382
Administrative expenses	26	38

Total deductions	10,036	6,420

Net increase	10,253	15,804

Net assets available for benefits:
Beginning of year	155,350	139,546

End of year	$165,603	$155,350

The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands)

NOTE 1 - DESCRIPTION OF PLAN:

The description of the MSA Retirement Savings Plan (“the Plan”) provided below was in effect during 2005 and 2004. This description of the Plan is provided for general information purposes only. More complete information is included in the applicable Plan document.

The Plan is a defined contribution plan maintained by Mine Safety Appliances Company (“the Company”) for eligible U.S. employees. Eligible employees may elect to participate as of their employment date.

The Plan was amended to include salaried employees working at the Company’s Newport, Vermont location on or after January 1, 2004.

Participants may elect to contribute from 1% to 25% of their pre-tax earnings (highly compensated participants limited to 8%). The Company matches 50% of the participants’ contributions up to 8% of their pre-tax earnings. The Plan permits deferral of federal income taxes on employees’ contributions, as provided for under Section 401(k) of the Internal Revenue Code.

The Plan provides a number of investment options in mutual funds, a common/ collective trust and, effective January 1, 2005, Company common stock. Participants may direct the investment of their account into any combination of the available investment options.

Company matching contributions vest after three years of continuous service. Participants or their beneficiaries are entitled to the current value of their accounts in the Plan upon death or upon termination of their employment with the Company after attainment of the vesting period.

Certain portions of the payments from the Plan to participants are subject to taxes at either ordinary income or capital gains tax rates depending on when contributions were made to the Plan and the election to participate in the deferral of their contributions for purposes of federal income taxes as provided for under section 401(k) of the Internal Revenue Code.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time according to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts and will receive a lump sum cash payment or some other method of payment in accordance with the Plan provisions equal to their account balance.

The Plan is administered by a committee appointed by the Board of Directors of the Company. The committee establishes rules of procedure, interprets the provisions of the Plan and decides all questions of administration.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Accounting method:

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments:

Investments in mutual funds and Company common stock are valued at fair market value based on published market prices. Investments in the common/collective trust are valued at fair market value based upon estimates of market prices. Participant loans are valued at their outstanding balances, which approximate fair value. Interest and dividend income are recognized as earned. Security transactions are recorded as of the trade date. Gains and losses on securities sold or redeemed are determined on the basis of average cost.

The Statements of Changes in Net Assets Available for Benefits includes the net change in the fair value of investments, which consists of realized and unrealized gains or losses on those investments.

Benefits:

Benefits are recorded when paid. At December 31, 2005 and 2004, there were no unpaid benefits allocated to accounts of participants who had elected to withdraw from the Plan.

Funding:

The Plan is funded by contributions from participants and the Company. The cost of administering the Plan is borne by the Plan. Management investment fees paid by each fund to Fidelity Management and Research Company, a division of Fidelity Management Trust Company, are deducted directly from dividend income.

NOTE 3 - TAX STATUS OF THE PLAN:

The Internal Revenue Service informed the Company by letter dated December 4, 2001, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC), and was, therefore, not subject to tax under income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently operating in compliance with the applicable provisions of the IRC.

NOTE 4 - TRUSTEES CERTIFICATION:

As permitted by Section 2520.103-5(c) of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, the Plan administrator obtained certification from the Trustee that the investment balances included in the Statement of Net Assets Available for Benefits at December 31, 2004, and investment income included in the Statement of Changes in Net Assets Available for Benefits for the year then ended are complete and accurate.

NOTE 5 – RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds and a common/collective trust managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee for the Plan and, therefore, these transactions are considered to be party-in-interest transactions. Fees paid by the Plan to Fidelity Management Trust Company for investment management services were not material for the years ended December 31, 2005 and 2004.

Certain Plan investments are publicly traded common stock of the Company. The Plan purchased 5,601 shares of Company stock at a cost of $234 and sold 1,116 shares of Company stock for $47 during 2005. The Plan received $1 in dividends from the Company during 2005.

NOTE 6 – FORFEITED ACCOUNTS:

At December 31, 2005 and 2004, forfeited non-vested accounts totaling approximately $29 and $2, respectively, were included in common/collective trust investment balances. These accounts are used first to reinstate previously forfeited amounts for participants who are re-employed by the Company within five years, then to reduce Plan expenses and then to reduce future employer contributions. The use of forfeited non-vested accounts reduced Plan expenses by approximately $16 in 2005 and $29 in 2004.

NOTE 7 – PARTICIPANT LOANS:

Prior to the 2003 merger of the Rose Plan into the Plan, participants in the Rose Plan were permitted to borrow up to 50 percent of their vested account balance. Under the terms of the Rose Plan, loans must be repaid within five years, except those loans used in the purchase of a primary residence, which must to be repaid within ten years. Participant loans bear interest at rates prevailing at the inception of the loans. Interest rates on outstanding loans range from 6.75 percent to 8.75 percent at December 31, 2005 and maturity dates range from 2006 to 2009.

NOTE 8 – RISKS AND UNCERTAINTIES:

The Plan provides investment options in mutual funds, a common/collective trust and Company common stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 9 - INVESTMENTS:

Individual investments exceeding 5% of net assets available for benefits were as follows:

	December 31
	2005	2004
Fidelity Managed Income Portfolio II
38,548,592 and 40,315,824 shares, respectively	$38,549	$40,316
Fidelity Growth and Income Fund
1,007,616 and 993,612 shares, respectively	34,662	37,966
Fidelity Contrafund
334,673 and 301,980 shares, respectively	21,673	17,134
Fidelity Diversified International Fund
423,091 and 369,444 shares, respectively	13,767	10,581
Spartan U.S. Equity Index Fund
241,567 and 251,231 shares, respectively	10,668	10,768
Fidelity U.S. Bond Index Fund
915,185 and 803,027 shares, respectively	9,976	8,946
Fidelity Magellan Fund
89,143 and 101,635 shares, respectively	9,488	10,549

The Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated (depreciated) in value as follows:

	For the year ended December 31
	2005	2004
Mutual funds	$1,311	$8,868
MSA common stock	(23)	—

	1,288	8,868

MSA Retirement Savings Plan

Schedule H, line 4i (Form 5500) - Schedule of Assets (Held at End of Year)

As of December 31, 2005

(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost		(e) Current value
*	Legg Mason Value Trust Fl	Mutual Fund	*	*	$1,003
*	Artisan Mid Cap Investor	Mutual Fund	*	*	764
*	Allianz NFJ Small Cap Value AD	Mutual Fund	*	*	2,931
*	Lord Abbett Mid Cap Value P	Mutual Fund	*	*	2,046
*	Fidelity Puritan Fund	Mutual Fund	*	*	5,861
*	Fidelity Magellan Fund	Mutual Fund	*	*	9,488
*	Fidelity Contrafund	Mutual Fund	*	*	21,673
*	Fidelity Equity Income Fund	Mutual Fund	*	*	3,015
*	Fidelity Growth and Income Fund	Mutual Fund	*	*	34,662
*	Fidelity Diversified International Fund	Mutual Fund	*	*	13,767
*	Fidelity Freedom Income	Mutual Fund	*	*	328
*	Fidelity Freedom 2000	Mutual Fund	*	*	532
*	Fidelity Freedom 2010	Mutual Fund	*	*	2,909
*	Fidelity Freedom 2020	Mutual Fund	*	*	1,948
*	Fidelity Freedom 2030	Mutual Fund	*	*	737
*	Fidelity Freedom 2040	Mutual Fund	*	*	736
*	Spartan Extended Market Index Fund	Mutual Fund	*	*	3,837
*	Spartan U.S. Equity Index Fund	Mutual Fund	*	*	10,668
*	Fidelity U.S. Bond Index Fund	Mutual Fund	*	*	9,976

	Total Mutual Funds				126,881
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	*	*	38,549
*	MSA Stock Fund				169
*	Participant loans	Interest rates range from 6.75% to 8.75%;	*	*	4
		Maturity dates range from 2006 to 2009

	Total				$165,603

*	Denotes a party-in-interest, for which a statutory exemption exists.
**	Not required for participant directed plans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

June 26, 2006	MSA RETIREMENT SAVINGS PLAN
(Name of Plan)

	By:	/s/ Paul R. Uhler
Paul R. Uhler
Chairman of the Retirement Savings Plan Committee

EXHIBIT INDEX

23.	The consent of Independent Registered Public Accounting Firm dated June 26, 2006 is filed herein.